CH Real Estate II, Inc.

175 South Main Street, Suite 1500

Salt Lake City, Utah 84111

November 28, 2012

Securities and Exchange Commission

Attn:  Jennifer Gowetski, Senior Counsel; Sandra B. Hunter, Staff Attorney

Division of Corporation Finance

Washington, D.C. 20549

Re:

CH Real Estate II, Inc.

Amendment No. 2 to Registration Statement on Form S-1 Filed

July 19, 2012

File No. 333-179424

Dear Ms. Gowetski and Ms. Hunter,

In response to your letter dated August 1, 2012, we respectfully submit the following response:

Management’s Discussion and Analysis . . ., page 15

Results of Operations, page 15

1.

We note your response to comment 7 of our letter dated July 12, 2012, in which you have revised your disclosure to indicate that the Company loaned $69,000 to an unrelated third party on February 14, 2012 and removed disclosure that you purchased the property. Please revise your disclosure to identify the third party, explain how you came to loan money to this party and the business purpose of this loan. Please also revise to provide more details regarding the loan agreement and file the agreement as an exhibit.

RESPONSE: We purchased a Note and Trust Deed from our CEO’s business acquaintance, DoHardMoney.com, and we have revised the prospectus accordingly.  We have filed the Assignment and Note as exhibits.

2.

We note that you borrowed $37,000 from your founder to purchase a residential property approximately one month after loaning $69,000 to a third party to purchase another residential property. Please revise your prospectus to describe whether you intend to be in the business of loaning money to other real estate investors. If so, please describe how you intend to identify potential borrowers and provide details regarding your process for underwriting such loans, including without limitation your policies regarding borrower qualifications, loan-to-value ratios, interest rates and loan terms.

RESPONSE:  Although we will be primarily engaged in real estate purchase, improvement, and disposition, we also intend to generate additional interest income by purchasing Notes secured by real property so long as those Notes provide us appropriate risk versus reward.  We have revised our prospectus to describe the criteria we use to vet such investment opportunities.

Plan of Operations, page 16

3.

We note your response to comment 8 of our letter dated July 12, 2012 and we reissue our prior comment in part. Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

RESPONSE:  We have revised to include additional disclosure about our startup and secondary phases.  Additional milestone details are dependent on our ability to locate undervalued properties and profit from them.

4.

We note your revised disclosure on page 16, which indicates that you recouped your $69,000 investment in South Carolina, plus interest. Please revise to provide details regarding your investment in South Carolina and the interest you earned or revise to clarify, if true, this reference is to your loan relating to the property in North Carolina.

RESPONSE:  We have revised to correctly reference the purchase of the North Carolina Note and repayment.

Recent Developments, page 19

5.

You state on page 19 that as of July 12, 2012 the property was under contract to be sold. Please revise to clarify which property is under contract, quantify the contract price and provide the closing date.

RESPONSE: We have revised as the property has been sold.

6.

We note you indicate on page 19 that you recouped the $69,000 investment plus interest. Please revise to (i) clarify if this investment refers to the February loan, (ii) quantify the amount of interest you received and (iii) provide the interest rate and the term of the loan.

RESPONSE:  We have revised to reflect our recent developments.

Note 1: Background Information and Summary of Significant Accounting Policies

Revenue and Cost Recognition, page F-8

7.

Please revise to disclose the nature of the costs that are accumulated and recognized as expense in the period that the sale is complete, and how you considered ASC 970-340 and ASC 970-360 in your capitalization policy. Also, revise to disclose how you measure your investments in real estate properties and how you considered ASC 970-360-35-3.

RESPONSE:  We have amended our disclosure accordingly.

Consolidated Statements of Cash Flows, page F-13

8.

Please revise your cash flow statement to present your investment in real estate as an investing cash outflow and not as part of operating activities or tell us why this is not necessary.

RESPONSE:  We believe we have properly presented real estate cash flows as part of operating activities.  We acquire real estate specifically for resale making it similar to inventory as described in 970-230-45, Other Presentation Matters.

Item 15. Recent Sales of Unregistered Securities, page II-1

9.

We note your response to comment 16 of our letter dated July 12, 2012 in which you indicate that you plan to file a Form D in the future. Please file the Form D as promptly as possible.

RESPONSE:  We plan to do so.

We thank you for your patience.  If you have any questions or concerns, please feel free to contact our counsel, Vincent & Rees, via telephone at (801) 303-5730.  Thank you for your assistance and review.

Sincerely,

/s/ Curt Hansen

Curt Hansen

Chief Executive Officer